CANARC RESOURCE CORP.

First Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

Notice of No Auditor Review of

Unaudited Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2017

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the “Company”) for the three months ended March 31, 2017 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		March 31,	December 31,
	Notes	2017	2016

ASSETS

CURRENT ASSETS
Cash		$ 5,400	$ 8,079
Marketable securities	7(a) and 8	880	955
Receivables and prepaids	6	199	142
Total Current Assets		6,479	9,176

NON-CURRENT ASSETS
Restricted cash	9(a)(i)	-	35
Mineral property interests	7 and 9	12,665	10,496
Equipment	10	1	1
Total Non-Current Assets		12,666	10,532
Total Assets		$ 19,145	$ 19,708

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	11 and 14	$ 115	$ 101
Total Liabilities		115	101

SHAREHOLDERS' EQUITY
Share capital	12(b)	66,191	66,210
Reserve for share-based payments		770	759
Accumulated other comprehensive loss		(3,082)	(3,269)
Deficit		(44,849)	(44,093)
Total Shareholders' Equity		19,030	19,607
Total Liabilities and Shareholders' Equity		$ 19,145	$ 19,708

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/      Bradford Cooke                                                                        /s/      Martin Burian

Director                                                                                                 Director

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended March 31,
	Notes	2017	2016

Expenses:
Amortization		$ -	$ 1
Corporate development	13	39	5
Employee and director remuneration	14	471	91
General and administrative	13 and 14	33	45
Shareholder relations		82	53
Share-based payments	12(c) and 14	29	49

Loss before the undernoted		(654)	(244)

Interest income		14	-
Change in fair value of marketable securities	8	(85)	-
Loss from derivative liability		-	(29)
Foreign exchange loss		(11)	(17)

Net loss for the period		(736)	(290)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		187	686

Comprehensive (loss) income for the period		$ (549)	$ 396

Basic and diluted (loss) earnings per share		$ -	$ -

Weighted average number of shares outstanding		216,976,511	198,059,444

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

				Accumulated
		Share Capital	Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2015	191,620,557	$ 64,537	$ 530	$ (3,339)	$ (50,914)	$ 10,814
Private placement, net of share issue costs	22,699,596	1,440	-	-	-	1,440
Finders fee shares	311,111	26	-	-	-	26
Property acquisition (Note 9(a)(iii))	250,000	19	-	-	-	19
Exercise of stock options	1,000,000	115	(54)	-	-	61
Share-based payments	-	-	301	-	-	301
Cancellation and expiration of stock options	-	-	(26)	-	26	-
Exercise of warrants	1,250,000	77	-	-	-	77
Exercise of finder fee warrants	58,333	6	(2)	-	-	4
Finders fee warrants	-	(10)	10	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	70	4	74
Net income for the year	-	-	-	-	6,791	6,791
Balance, December 31, 2016	217,189,597	66,210	759	(3,269)	(44,093)	19,607
Exercise of share appreciation rights	272,727	20	(17)		(3)	-
Share issuance expense	-	(2)	-	-	-	(2)
Share-based payments	-	-	29	-	-	29
Cancellation and expiration of stock options	-	-	(1)	-	1	-
Common share buy-back under normal course issuer bid	(530,000)	(37)	-	-	-	(37)
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	187	(18)	169
Net loss for the period	-	-	-	-	(736)	(736)
Balance, March 31, 2017	216,932,324	$ 66,191	$ 770	$ (3,082)	$ (44,849)	$ 19,030

Balance, December 31, 2015	191,620,557	$ 64,537	$ 530	$ (3,339)	$ (50,914)	$ 10,814
Private placement, net of share issue costs	22,699,596	1,448	-	-	-	1,448
Finders fee shares	311,111	26	-	-	-	26
Share-based payments	-	-	49	-	-	49
Cancellation and expiration of stock options	-	-	(21)	-	21	-
Finders fee warrants	-	(10)	10	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	686	6	692
Net loss for the period	-	-	-	-	(290)	(290)
Balance, March 31, 2016	214,631,264	$ 66,001	$ 568	$ (2,653)	$ (51,177)	$ 12,739

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended March 31,
	2017	2016

Cash provided from (used by):

Operations:
Loss for the period	$ (736)	$ (290)
Items not involving cash:
Amortization	-	1
Share-based payments	29	49
Change in fair value of marketable securities	85	-
Loss from derivative liability	-	29
	(622)	(211)
Changes in non-cash working capital items:
Receivables and prepaids	(57)	(261)
Accounts payable and accrued liabilities	14	(16)
Cash used by operating activities	(665)	(488)

Financing:
Issuance of common shares, net of share issuance costs	(2)	1,474
Share buyback under normal course issuer bid	(37)	-
Cash (used by) provided from financing activities	(39)	1,474

Investing:
Mineral property interests, net of recoveries	(1,975)	(341)
Cash used by investing activities	(1,975)	(341)

(Decrease) increase in cash	(2,679)	645
Cash, beginning of period	8,079	354

Cash, end of period	$ 5,400	$ 999

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended March 31,
	2017	2016

Non-cash financing and investing activities:

Fair value of share appreciation rights	$ 20	$ -

Fair value of finders fee warrants	-	10

Expiration of stock options	1	21

Income taxes paid	-	-

Interest paid	-	-

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8.

The Company has no operating revenues, has incurred a significant net loss of $736,000 for the three months ended March 31, 2017 (March 31, 2016 - $290,000) and has a deficit of $44.8 million as at March 31, 2017 (December 31, 2016 - $44.1 million). These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(b)	Approval of consolidated financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 5, 2017.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(c)	Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)	Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive income (loss) are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these condensed consolidated interim financial statements. The functional currency of the Company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

In the acquisition of Oro Silver Resources Ltd. (“Oro Silver”) in October 2015 and American Innovative Minerals, LLC (“AIM”), judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that Oro Silver and AIM did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisitions represented the purchase of assets, there was no goodwill recognized on the transactions and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 7).

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the condensed consolidated interim statements of comprehensive income (loss) and cash flows.

(f)	New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The Company is currently assessing the impact of these future standards on the condensed consolidated interim financial statements.

(i)             The following standard became effective in the current period:

Disclosure Initiative (Amendments to IAS 1 Presentation of Financial Statements)

The amendments:

•	Clarify the existing presentation and disclosure requirements in IAS 1, including the presentation of line items, subtotals and notes; and
•	Provide guidance to assist entities to apply judgment in determining what information to disclose, and how that information is presented in their financial statements.

The change had no effect to these condensed consolidated interim financial statements.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)            The following standards will become effective in future periods:

Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows)

The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The amendments are applicable for annual period beginning January 1, 2017.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12 Income Taxes)

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value.

The amendments are applicable for annual period beginning January 1, 2017.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2 Share-based Payment)

The amendments provide guidance on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The amendments are applicable for annual period beginning January 1, 2018.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)            The following standards will become effective in future periods: (continued)

IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

•	Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “amortized cost”, “fair value through other comprehensive income”, or “fair value through profit or loss” (default). Equity instruments are classified and measured as “fair value through profit or loss” unless upon initial recognition elected to be classified as “fair value through other comprehensive income”.

•	Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

•	Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “amortized cost” or “fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes twelve-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition and lifetime expected credit losses otherwise.

•	Hedge accounting:

Hedge accounting remains a choice, however, is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

The standard is applicable for annual period beginning January 1, 2018.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)            The following standards will become effective in future periods: (continued)

IFRS 16 Leases

Earlier application permitted for entities that also apply IFRS 15 Revenue from Contracts with Customers.

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

The main features of the new standard are as follows:

•	An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•	A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.
•	A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.
•	A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
•	A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
•	A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is applicable for annual period beginning January 1, 2019.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(a)	Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and American Innovative Minerals, LLC (“AIM”). The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)	Financial instruments:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

The Company classifies its financial liabilities in the following categories: FVTPL and other financial liabilities.

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. Recently the Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital (continued)

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2017.

5.	Management of Financial Risk

The Company has classified its cash and restricted cash as financial assets at FVTPL; marketable securities as held for trading financial assets at FVTPL; and long-term investments as AFS financial assets; receivables as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

The Company’s investments in shares of Aztec Metals Corp. (“AzMet”) and Aztec Minerals Corp. (“AzMin”), both companies sharing one common director with the Company, are classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Marketable securities of AzMin were measured using Level 2 of the fair value hierarchy at March 31, 2017 but would be measured using Level 1 upon listing of AzMin shares on the TSX Venture Exchange, and investment in AzMet is measured using Level 3 of the fair value hierarchy.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at March 31, 2017, the Company had a working capital of $6.4 million (December 31, 2016 – $9.1 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2017.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)             Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(i)             Foreign currency risk: (continued)

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	Held in	Total
	Canadian Dollars

Cash	$ 5,324	$ 5,324
Marketable securities	880	880
Receivables	28	28
Accounts payable and accrued liabilities	(57)	(57)

Net financial assets (liabilities), March 31, 2017	$ 6,175	$ 6,175

Cash	$ 7,984	$ 7,984
Marketable securities	955	955
Receivables	24	24
Accounts payable and accrued liabilities	(101)	(101)

Net financial assets (liabilities), December 31, 2016	$ 8,862	$ 8,862

Based upon the above net exposure as at March 31, 2017 and assuming all other variables remain constant, a 5% (December 31, 2016 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $309,000 (December 31, 2016 - $1.3 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(ii)            Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investment in the shares of AzMet.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at March 31, 2017 and assuming all other variables remain constant, a net increase or decrease of 10% (December 31, 2016 - 100%) in the market prices of the underlying securities would increase or decrease respectively net income (loss) by $88,000 (December 31, 2016 - $955,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase (Note 12(b)(i)). The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares.

6.	Promissory Note Receivable

Pursuant to an agreement in July 2014, the Company advanced a promissory note loan of $200,000, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, the Company advanced further funds of $20,000. In December 2014, the promissory note receivable along with accrued interest was determined to be impaired as collectability was doubtful, and was written off. In 2016, the Company received notice for the distribution of funds from the bankruptcy estate in which funds of $10,000 as included in receivables and prepaids were received in January 2017.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies

(a)	Oro Silver Resources Ltd.

(i)	Acquisition of Oro Silver Resources Ltd.

On October 8, 2015, the Company entered into the Agreement for the Purchase of all the Shares of Oro Silver Resources Ltd. (“Oro Silver”) with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015 (the “Share Purchase Agreement”). As consideration the Company issued 19 million common shares to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”). On each of the first three anniversaries of the closing date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) shall be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano included a 3% NSR royalty and a buy back option. Marlin Gold retained the Altiplano royalty and buy back option, and shall receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them. The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of the Company, at that time, by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

The Share Purchase Agreement was considered to be outside the scope of IFRS 3 Business Combinations since Oro Silver did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

(ii)	Sale of Oro Silver Resources Ltd.

On May 6, 2016, the Company entered into a Purchase and Sale Agreement with Endeavour which closed on May 27, 2016 pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 common shares of Endeavour (the “Sale Transaction”) with a fair value of CAD$3.99 per share on May 27, 2016.

As additional consideration, Endeavour assumed the Company’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent) to Marlin Gold in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by the Company in connection with its acquisition of Oro Silver from Marlin Gold (Note 7(a)(i)).

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies

(b)	American Innovative Minerals, LLC

On February 28, 2017, the Company entered into a lettered purchase agreement (the “Letter Agreement”) with American Innovative Minerals, LLC (“AIM”) to acquire 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah for a total purchase price of $2 million. Upon execution of the Letter Agreement, the Company deposited $200,000 “in trust” towards the purchase price. The deposit was only refundable upon limited circumstances including status of title, material encumbrances, corporate standing, financial conditions, environmental liabilities, and litigation. On March 20, 2017, the Company entered into and closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) which replaced and superseded the Letter Agreement, and the Company paid the remaining balance of $1.8 million. Certain of the mineral properties are subject to royalties.

The Membership Agreement was considered to be outside the scope of IFRS 3 Business Combinations since AIM did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values at the date of acquisition in March 2017:

American Innovative Minerals, LLC

Assets:
Mineral property interests	$ 2,000

Liabilities:
Accounts payables and other accrued liabilities	-

Total	$ 2,000

Consideration paid for AIM in March 2017:

Cash	$ 2,000

Total consideration	$ 2,000

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Marketable Securities

Balance, December 31, 2015	$ -
Held for trading securities received from:
Sale Agreement (Note 7(a)(ii))	6,571
Property option agreement (Note 9(a)(iii))	81
Distribution of AzMin by reduction of AzMet's paid up capital	86
Disposition of held for trading securities at fair value	(8,760)
Change in fair value of marketable securities	2,985
Foreign currency translation adjustment	(8)
Balance, December 31, 2016	955
Change in fair value of marketable securities	(85)
Foreign currency translation adjustment	10
Balance, March 31, 2017	$ 880

In September 2016, AzMet and AzMin completed a distribution by way of a reduction of AzMet’s paid up capital pursuant to Section 74 of the British Columbia Business Corporations Act whereby AzMet distributed all its 11 million common shares of AzMin to its shareholders on the basis of one AzMin share for every two AzMet shares held.

There are no separately quoted market values for the AzMet shares.

The quoted market value and fair value of shares of companies was $880,000 at March 31, 2017 (December 31, 2016 - $955,000).

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests

	British Columbia (Canada)			USA	Mexico
	New Polaris	Windfall Hills	FG Gold	Fondaway Canyon	El Compas	Total
	(Note 9(a)(i))	(Note 9(a)(ii))	(Note 9(a)(iii))	(Note 7(b))	(Notes 7(a) and 9(c))

Acquisition Costs:

Balance, December 31, 2015	$ 3,851	$ 339	$ -	$ -	$ 1,126	$ 5,316
Additions	2	-	19	-	-	21
Disposition of subsidiary (Note 7(a))	-	-	-	-	(1,256)	(1,256)
Foreign currency translation adjustment	5	10	-	-	130	145
Balance, December 31, 2016	3,858	349	19	-	-	4,226
Additions, net of recoveries	-	-	-	2,006	-	2,006
Foreign currency translation adjustment	1	3	-	1	-	5
Balance, March 31, 2017	$ 3,859	$ 352	$ 19	$ 2,007	$ -	$ 6,237

Deferred Exploration Expenditures:

Balance, December 31, 2015	$ 5,556	$ 356	$ -	$ -	$ 183	$ 6,095
Additions, net of recoveries	12	80	6	-	393	491
Disposition of subsidiary (Note 7(a))	-	-	-	-	(576)	(576)
Foreign currency translation adjustment	249	11	-	-	-	260
Balance, December 31, 2016	5,817	447	6	-	-	6,270
Additions, net of recoveries	12	1	6	61	-	80
Foreign currency translation adjustment	74	4	-	-	-	78
Balance, March 31, 2017	$ 5,903	$ 452	$ 12	$ 61	$ -	$ 6,428

Mineral property interests:
Balance, December 31, 2016	$ 9,675	$ 796	$ 25	$ -	$ -	$ 10,496
Balance, March 31, 2017	9,762	804	31	2,068	-	12,665

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(a)	Canada:

(i)             New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at March 31, 2017 include a reclamation bond for $188,000 (December 31, 2016 - $187,000).

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 metre drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 metres of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate. The Company had received the CAD$500,000 for Stage One in 2015. As at December 31, 2016, funds of US$35,000 remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra, which remaining funds were used to settle existing payables for Stage One expenditures in 2017.

In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company’s New Polaris project until PanTerra received the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii)            Windfall Hills:

In April 2013, the Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)           FG Gold:

On August 24, 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. In consideration for the grant of the property option agreement, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. The Company can earn up to a 75% interest in the FG gold property in two stages.

In the first stage, the Company can earn an initial 51% interest over three years by:

-	incurring CAD$1.5 million in exploration expenditures with an annual minimum of CAD$500,000;
-	issuing 750,000 common shares in three annual tranches of 250,000 shares; and
-	paying 50% of the annual BC mineral exploration tax credits (“BC METC”) claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

In the second stage, the Company can earn an additional 24% interest for a total interest of 75% over the following two years by:

-	incurring CAD$1.5 million in exploration expenditures;
-	issuing 1.5 million common shares in two annual tranches of 750,000 shares; and
-	paying the greater of: (i) CAD$75,000 and (ii) 50% of the annual BC METC claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

If the Company fails to satisfy the consideration necessary to exercise the second stage, then a joint venture will be deemed to have formed with the Company having a 51% interest and Eureka with a 49% interest.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(b)	United States:

On March 20, 2017, the Company closed the Membership Agreement with AMI whereby the Company acquired 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah for a total purchase price of $2 million (Note 7(b)). Certain of the mineral properties are subject to royalties.

(c)	Mexico:

El Compas:

In October 2015, the Company acquired the El Compas project located in Zacatecas, Mexico, pursuant to the Share Purchase Agreement with Marlin Gold by way of the acquisition of a 100% interest in Oro Silver (Note 7(a)). On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) was to be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them.

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement included the following:

•         lease term was for 5 years with the right to extend for another 5 years;

•         the Company assumed responsibility for the plant as of January 29, 2016;

•	the Company was to pay a monthly lease payment of MXP 136,000; and
•	grace period of 6 months to allow time for plant refurbishing.

In May 2016, the Company entered into the Sales Transaction with Endeavour pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico (Note 7(a)). Endeavour assumed responsibility for the troy ounces of gold payable to Marlin Gold and the lease for the ore processing plant.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(d)	Expenditure options:

As at March 31, 2017, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Cash	Exploration	Number of
	Payments	Expenditures	Shares
	(CAD$000)	(CAD$000)

New Polaris (Note 9(a)(i)):
Net profit interest reduction or buydown	$ -	$ -	150,000

FG Gold (Note 9(a)(iii)):
(i) Stage One:
By December 31:
2017	50% of BC METC (1)	484	-
2018	50% of BC METC (1)	500	-
2019	50% of BC METC (1)	500	-
2020	50% of BC METC (1)	-	-
On or before September 9:
2017	-	-	250,000
2018	-	-	250,000
2019	-	-	250,000
(ii) Stage Two:
2021	Greater of (1): (i) CAD$75,000 and (ii) 50% of BC METC	-	-
2022	Greater of (1): (i) CAD$75,000 and (ii) 50% of BC METC	-	-
On or before September 9:
2020	-	-	750,000
2021	-	1,500	750,000

		$ 2,984	2,400,000

(1)	Maximum aggregate exploration expenditures for BC METC payable to Eureka is CAD$1.5 million for each of Stage One and Stage Two.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(e)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Equipment

		Field	Office
	Building	Equipment	Equipment	Total
Cost:
Balance, December 31, 2015	$ 7	$ 17	$ 9	$ 33
Disposition of subsidiary (Note 7(a))	(8)	(18)	(1)	(27)
Foreign currency translation adjustment	1	1	-	2
Balance, December 31, 2016	-	-	8	8
Foreign currency translation adjustment	-	-	-	-
Balance, March 31, 2017	-	-	8	8

Accumulated amortization:
Balance, December 31, 2015	$ -	$ -	$ 8	$ 8
Amortization	-	2	-	2
Disposition of subsidiary (Note 7(a))	-	(2)	(1)	(3)
Foreign currency translation adjustment	-	-	-	-
Balance, December 31, 2016	-	-	7	7
Amortization	-	-	-	-
Foreign currency translation adjustment	-	-	-	-
Balance, March 31, 2017	-	-	7	7

Net book value:
Balance, December 31, 2016	$ -	$ -	$ 1	$ 1
Balance, March 31, 2017	$ -	$ -	$ 1	$ 1

11.	Accounts Payable and Accrued Liabilities

(a)	Debt Settlement and Derecognition:

In 2016, the Company entered into a debt settlement with a creditor whereby a debt of $138,000 was settled with a cash payment of $33,000, resulting in a gain on debt settlement of $105,000. In 2016, the Company also derecognized debt of $3,000 owed to a foreign creditor, and recognized a gain of $3,000 from the derecognition of accounts payable.

(b)	Flow-Through Tax Indemnification:

In 2015, the Company incurred a shortfall of CAD$14,000 in Canadian exploration expenditures for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at March 31, 2017 (December 31, 2016 – US$2,000) which is included in accounts payable and accrued liabilities.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)             Normal course issuer bid:

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on February 8, 2017 and will terminate on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. In 2017, the Company purchased 380,000 common shares for CAD$34,250 with an average price of CAD$0.09 per share, and the cancellation of such shares will be completed in due course.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares.

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. Finder fees were comprised of CAD$32,500 in cash and 250,000 warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until April 21, 2019.

(ii)	In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the underlying units in the private placement.

In September 2016, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka for the FG gold property (Note 9(a)(iii)).

In 2016, warrants for 1.31 million shares were exercised for proceeds of CAD$104,700 which included finder fee warrants for 58,333 shares with a fair value of US$2,000. In 2016, stock options for 1 million shares were exercised for proceeds of CAD$80,000 with fair values of US$54,300.

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 15,945,000 common shares are outstanding as at March 31, 2017. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the three months ended March 31, 2017 is as follows:

	March 31, 2017
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	16,445,000	$0.08
Cancelled for share appreciation rights	(500,000)	$0.05
Outstanding balance, end of period	15,945,000	$0.08

Exercise price range (CAD$)	$0.06 - $0.145

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at March 31, 2017:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	March 31, 2017	(Number of Years)	(CAD$)	March 31, 2017	(Number of Years)	(CAD$)

$0.145	30,000	0.22	$0.145	30,000	0.22	$0.145
$0.08	1,425,000	1.24	$0.08	1,425,000	1.24	$0.08
$0.10	3,650,000	2.29	$0.10	3,650,000	2.29	$0.10
$0.06	5,350,000	3.69	$0.06	4,012,500	3.69	$0.06
$0.08	5,490,000	4.27	$0.08	1,620,000	4.27	$0.08
	15,945,000	3.34	$0.08	10,737,500	2.97	$0.08

During the three months ended March 31, 2017, the Company recognized share-based payments of $29,000 (March 31, 2016 - $49,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

		March 31
	2017		2016

Directors and officers	$ 29		$ 46
Employees	-		3

	$ 29		$ 49

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

March 31,
	2017	2016

Number of stock options granted	-	-
Fair value of stock options granted (CAD$)	n/a	n/a

Market price of shares on grant date (CAD$)	n/a	n/a
Pre-vest forfeiture rate	n/a	n/a
Risk-free interest rate	n/a	n/a
Expected dividend yield	n/a	n/a
Expected stock price volatility	n/a	n/a
Expected option life in years	n/a	n/a

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In fiscal 2016, the Company granted the following stock options:

-	3,260,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;
-	3,000,000 stock options to a director, officers and a consultant with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which shall vest only when the Company closes a material transaction or at the discretion of the Company’s Board of Directors;
-	1,000,000 stock options to consultants with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which fully vested on grant date; and
-	750,000 stock options to a consultant with an exercise price of CAD$0.11 and an expiry date of September 21, 2021, and which fully vest on December 20, 2016.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares.

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2016	Issued	Exercised	Expired	March 31, 2017

$0.10	July 31, 2017 (1)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	(55,000)	-

$0.15	September 18, 2018 (1)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (1), (2)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (1)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (1), (3)	60,725	-	-	-	60,725

$0.08	September 21, 2018	5,332,776	-	-	-	5,332,776

$0.08	September 21, 2018 (4)	536,511	-	-	-	536,511

$0.12	March 3, 2019	8,852,576		-	-	8,852,576

$0.12	March 14, 2019	2,497,222		-	-	2,497,222

$0.12	March 14, 2019 (5)	155,556		-	-	155,556

		36,356,139	-	-	(55,000)	36,301,139

(1)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(2)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 32

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

(3)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(e) Common shares reserved for issuance as at March 31, 2017:

Number of Shares

Stock options (Note 12(c))	15,945,000
Warrants (Note 12(d))	36,301,139

Common shares reserved for issuance	52,246,139

Canarc Resource Corp.	Page 33

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Corporate Development and General and Administrative

		Three months ended March 31,
	2017		2016

Corporate Development:
Geology and advisory	$ 23		$ 1
Sundry	5		-
Travel and transportation	11		4
	$ 39		$ 5

General and Administrative:
Legal	$ 2		$ 10
Office and sundry	16		17
Regulatory	7		9
Rent	8		9
	$ 33		$ 45

Canarc Resource Corp.	Page 34

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2017 and 2016:

			Net balance receivable (payable)
	Three months ended March 31,		March 31,	December 31,
	2017	2016	2017	2016

Key management compensation:
Executive salaries and remuneration (1)	$ 367	$ 95	$ -	$ -
Directors fees	90	2	-	(1)
Share-based payments	29	46	-	-
	$ 486	$ 143	$ -	$ (1)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$ (8)	$ (11)	$ (3)	$ (4)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests and corporate development.

(2)	The companies include AzMin and Endeavour.

The above transactions are incurred in the normal course of business. Notes 7(a)(i) provide disclosure for the acquisition of Oro Silver from Marlin Gold; Note 7(a)(ii) for the Sale Transaction with Endeavour; and Note 8 for marketable securities held in Endeavour, AzMet and AzMin.

Canarc Resource Corp.	Page 35

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	March 31, 2017			December 31, 2016
	Canada	USA	Total	Canada	Total

Restricted cash	$ -	$ -	$ -	$ 35	$ 35
Mineral property interests	10,597	2,068	12,665	10,496	10,496
Equipment	1	-	1	1	1

16.	Commitments

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. The lease commitments were assumed by Endeavour in May 2016. (Note 9(c)).

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. Effective August 1, 2017, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$)
Year:
2017	$ 19
2018	46
2019	46
2020	47
2021	48
2022	28

$ 234

Canarc Resource Corp.	Page 36

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2017

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE                                     #301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke

Martin Burian

Deepak Malhotra

Leonard Harris

OFFICERS	Catalin Chiloflischi ~ Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

Philip Yee ~ Chief Financial Officer and Corporate Secretary (Interim)

REGISTRAR AND                              Computershare Investor Services Inc.

TRANSFER AGENT                           3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND                            Axium Law Corporation

REGISTERED OFFICE                      #910 – 800 West Pender Street

Vancouver, BC, Canada, V6C 2V6

SHARES LISTED                                Trading Symbols

TSX:	CCM
OTC-QB:	CRCUF
DBFrankfurt:	CAN

Canarc Resource Corp.	Page 37